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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _______)
Southern Community Capital Trust II % Preferred
(Name of Issuer)
Common
(Title of Class of Securities)
842633208
(Cusip Number)
April 30, 2009
(Date of Event Which Requires Filing of this Statement)

___ Rule 13d-1(b)
___ Rule 13d-1(c)
___ Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with the respect to the subject of class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   842633208      SC 13G       Page 2 of 4

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person
  Salem Investment Counselors, Inc.
  56-1225913

2 Check the Appropriate Box if a Member of a Group

3 SEC Use Only

4 Citizenship or Place of Organization
  North Carolina

5 Sole Voting Power
   251,970

6 Shared Voting Power


7 Sole Dispositive Power
   251,970

8 Shared Dispositive Power

9 Aggregate Amount Beneficially Owned by Each Reporting Person
   251,970

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11 Percent of Class Represented by Amount in Row 9
 .073%

12 Type of Reporting Person
  IA

SCHEDULE 13G                         Page 3 of 4

Item 1(a)Name of Issuer:
         Southern Community Financial Corporation

Item 1(b)Address of Issuer's Principal Executive Offices:
       4605 Country Club Road, P. O. Box 26134
       Winston-Salem, North Carolina 27114


Item 2(a)Name of Person Filing:
       Salem Investment Counselors, Inc.

Item 2(b)Address of Principal Business Office:
       P. O. Box 25427
       Winston-Salem, North Carolina 27114-5427

Item 2(c)Citizenship:
       North Carolina Corporation

Item 2(d)Title of Class of Securities:
          Preferred

Item 2(e)Cusip Number:
		842633208

Item 3(e)(X) An Investment Advisor in accordance with Section 240.13d-
             1(b)(1)(ii)(E)



Item 4 Ownership:

       (a)  Amount beneficially owned: 251,970
       (b)  Percent of Class: .073%
       (c)  Number of Shares as to which such person has

       (i)  Sole power to vote or to direct the vote: 251,970
       (ii) Shared power to vote or direct the vote:  -0-
       (iii)Sole power to dispose or direct the disposition: 251,970
       (iv) Shared power to dispose or direct the disposition of:  -0-

Item 5      N/A

Item 6      N/A

Item 7      N/A

Item 8      N/A

Item 9      N/A

SCHEDULE 13G                    Page 4 of 4

Item 10: Certification:
       By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

       Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 05/06/2009
                 Date

                 /s/ Dale M. Brown
                 Signature

                 Dale M. Brown, President
                 Name/Title